AGM Group Holdings Inc.

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building

185 Wanchai Road

Wanchai, Hong Kong

March 19, 2020

Via E-Mail

Division of Corporation Finance

Officer of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	AGM Group Holdings Inc.

Registration Statement on Form F-3

Submitted March 5, 2020

File No. 333-236897

Dear Sir or Madam:

We are in receipt of your comment letter dated March 16, 2020 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Registration Statement on Form F-3

General

1.	We note that your wholly-owned subsidiary entered into an equity transfer agreement to acquire 100% of the equity of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”) in exchange for 2,000,000 of your Class A ordinary shares, valued at $15 per share, and up to $20,000,000 in cash. As this acquisition appears to be both probable and in excess of 50% significance, please tell us what consideration you have given to providing financial statements and pro forma financial information for Yushu Kingo pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please provide the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions and refer to Item 5(b)(1) of Form F-3.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have entered into an agreement to acquire Yushu Kingo; however, that the proposed acquisition transaction with Yushu Kingo has not been closed because the closing conditions have not all been met, as disclosed in the current report on Form 6-K filed with the SEC on January 22, 2020. The Company is conducting legal and financial due diligence on the target company. Neither of the equity consideration nor cash consideration (except certain advance payment due at the execution of the letter of intent) has been made to Yushu Kingo. We plan to file a current report on Form 6-K with the required financial statements within from the required period following the closing of the transaction. Our planned offering is not contingent on the completion of the proposed acquisition.

2.	We note your disclosure that you may issue share purchase units that may consist of the securities of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have amended the registration statement to remove references to issuance of share purchase units that may consist of the securities of third parties.

Signatures, page II-4

3.	While we note that your CEO and CFO have signed the registration statement on behalf of the company, please ensure that both sign the registration statement in their individual capacities.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that in the amendment no.1 to the registration statement on Form F-3, the CEO and CFO of the Company signed the registration statement in their individual capacities.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

AGM Group Holdings Inc.

By:	/s/ Wenjie Tang
Name:	Wenjie Tang
Title:	Chief Executive Officer